UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QUOTIENT LIMITED

(Name of Issuer)

Ordinary Shares, nil par value

(Title of Class of Securities)

G73268149

(CUSIP Number)

Columbia Management Investment Advisers, LLC

Attn: Matthew Rich

290 Congress Street

Boston, MA 02210

Tel: (617) 385-9572

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G73268149

1	NAMES OF REPORTING PERSONS Ameriprise Financial, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRS No. 13-3180631
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,800(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,800(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,800(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

Includes (i) 87,889 ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited (the “Issuer”) and (ii) 8,911 Ordinary Shares issuable upon the exercise of the currently exercisable warrants with an exercise price of $30.00 per Ordinary Share (the “Warrants”).

(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 8,911 Ordinary Shares issuable upon the exercise of the Warrants.

SCHEDULE 13D

CUSIP No. G73268149

1	NAMES OF REPORTING PERSONS Columbia Management Investment Advisers, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRS No. 41-1533211
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,800(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,800(1))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,800(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)

Includes (i) 87,889 ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited (the “Issuer”) and (ii) 8,911 Ordinary Shares issuable upon the exercise of the currently exercisable warrants with an exercise price of $30.00 per Ordinary Share (the “Warrants”).

(2)

Based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) 8,911 Ordinary Shares issuable upon the exercise of the Warrants.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited, incorporated in Jersey, Channel Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Business Park Terre Bonne, Route de Crassier 13, 1262 Eysins, Switzerland.

Item 2.	Identity and Background

(a)

This statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Ameriprise Financial, Inc., a Delaware corporation (“AFI”), (2) Columbia Management Investment Advisers, LLC, a Minnesota limited liability company (“CMIA”), The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.

(b)	The business address for AFI is 145 Ameriprise Financial Center, Minneapolis, MN 55474. The business address for CMIA is 290 Congress St, Boston, MA 02010.

The name and principal occupation of each director and executive officer of AFI and CMIA are set forth on Schedule A. All persons listed on Schedule A are, collectively, the “Control Persons” of the Reporting Persons.

(c)	The principal business of CMIA is acting as investment adviser to various investment funds and accounts. AFI is a financial services firm that serves as the sole owner and parent company of CMIA.

(d)	None of the Reporting Persons or Control Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons or Control Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	AFI is a Delaware corporation. CMIA is a Minnesota limited liability company. Each director and executive officer of AFI and CMIA, is a United States citizen, except as otherwise listed in Schedule A.

Item 3.	Source and Amount of Funds or Other Considerations

Certain funds advised by CMIA, received currently exercisable warrants with an exercise price of $30.00 per Ordinary Share (the “Warrants”) as consent consideration paid to them as holders of the Issuer’s 12% Senior Secured Notes due 2025 (the “Senior Secured Notes”) in connection with the Sixth Supplemental Indenture, dated as of July 6, 2022, between the Issuer the guarantors party thereto and U.S. Bank National Association, as trustee and collateral agent, to the indenture governing the Senior Secured Notes (the “Relevant Funds”).

Other funds which are advised by CMIA have acquired Ordinary Shares in the ordinary course of their business. The purchase price of those Ordinary Shares was funded from the working capital of such funds.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired beneficial ownership of the securities reported herein for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer.

The Relevant Funds entered into an agreement (together with all exhibits, annexes and schedules thereto, the “Transaction Support Agreement”), dated as of December 5, 2022, with (i) the Issuer, (ii) the Senior Secured Notes issued under that certain Indenture, dated as of October 14, 2016 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Senior Secured Notes Indenture”), by and among the Issuer, the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee, representing all holders of the Senior Secured Notes and (iii) other holders of the Issuer’s convertible notes (the “Convertible Notes”) issued under that certain Indenture, dated as of May 26, 2021 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Convertible Notes Indenture” and together with the Senior Secured Notes Indenture, the “Indentures”), by and among the Issuer, the guarantors party thereto, and Wilmington Savings Fund Society, FSB, as trustee representing more than 99% of all holders of the Convertible Notes (such holders of the Senior Secured Notes and Convertible Notes, including, the Reporting Persons, collectively, the “Consenting Noteholders”), whereby the Consenting Noteholders have agreed to support a restructuring of the Issuer’s balance sheet, which is intended to be effectuated pursuant to a set of transactions to be commenced by the Issuer (collectively, the “Transactions”).

In connection with the Transactions, all of the Issuer’s outstanding equity securities (including its Ordinary Shares, preferred shares, options and warrants) are expected to be extinguished and cancelled for either nominal or no consideration (in accordance with Jersey law). Accordingly, the Issuer intends to initiate the delisting of the Ordinary Shares from the NASDAQ Global Market as soon as practicable. The Transactions are intended to reduce the Issuer’s debt obligations and inject liquidity into the Issuer’s business as necessary to effectuate its strategy shift.

Under the Transaction Support Agreement, the Issuer and the Consenting Noteholders have agreed to act in good faith to consummate the Transactions and have undertaken other customary commitments to one another. The Consenting Noteholders have also agreed to forbear from exercising, for so long as the Transaction Support Agreement is in full force and effect, any and all rights and remedies in contravention of the Transaction Support Agreement, which are or becomes available to them in respect of the Senior Secured Notes, the Convertible Notes or any other claims or interests in connection therewith.

The Transaction Support Agreement contains certain deadlines relating to the Transactions, which include deadlines (collectively, the “Milestones”) related to implementing the Transactions either through (i) the filing of a petition for relief under chapter 11 of the U.S. Bankruptcy Code in order to effect a plan of reorganization (the “Plan”) that implements a fully consensual restructuring (the “Consensual Transaction”) or (ii) parallel creditor schemes of arrangements in England and Jersey (the “Fallback Scheme”), in each case as described in, and contemplated under, the Implementation Steps Memorandum attached to the Transaction Support Agreement as Exhibit B (the “Implementation Steps Memo”), as well as an outside date of May 1, 2023 for the consummation of a Consensual Transaction or Fallback Scheme (such date, the “Outside Date”). The Transaction Support Agreement provides that Requisite Consenting Noteholders (as defined below) can direct the Issuer to implement the Transactions via alternative implementation steps, subject to the Fiduciary Out (as defined below).

If the board of directors of the Issuer (the “Board”) reasonably determines, after considering the advice of outside counsel, that taking certain actions, or refraining to take certain actions, is reasonably required for the Board to comply with its fiduciary duties (including if such actions would require expenditures in excess of the Issuer’s available liquidity), the Transaction Support Agreement provides that the Board may elect not to take, or refrain to take, such actions (such election, the “Fiduciary Out”). The Issuer may terminate the Transaction Support Agreement upon, among other circumstances, uncured material breaches of the Transaction Support Agreement by a Consenting Noteholder or a determination by the Board that termination is required pursuant to the Fiduciary Out.

The Consenting Noteholders have termination rights that may, as a general matter, be exercised by (i) holders of the Senior Secured Notes holding at least a majority of the outstanding Senior Secured Notes and (ii) holders of the Convertible Notes holding at least a majority of the outstanding Convertible Notes, and, in the case of both subsection (i) and (ii), each of the Specified Noteholders (each as defined in the Transaction Support Agreement) (the holders in (i) and (ii) together, “Requisite Consenting Noteholders”), which termination rights include, among other circumstances, exercise of the Fiduciary Out by the Issuer, material breaches of the Transaction Support Agreement by the Issuer and the failure of the Issuer to meet any Milestone.

Under the terms of the Transaction Support Agreement:

•	The holders of the Senior Secured Notes have agreed to fund their commitment portion of $10 million of indebtedness (the “Bridge Notes”) to the Issuer by no later than December 13, 2022.

•

Each noteholder under the Senior Secured Notes Indenture has agreed to exchange (i) such notes held by it (other than the Bridge Notes) for newly issued senior secured debt at a discount, and (ii) its Bridge Notes for newly issued senior secured debt at face value.

•

Certain holders of Senior Secured Notes, including the Reporting Persons, have also agreed to purchase an aggregate of $13 million in new common equity at a 35% discount to a total equity value of $50 million (the “Agreed Equity Value”). In addition, each such Senior Secured Noteholder will receive its applicable share of an aggregate of $20 million in new common equity at the Agreed Equity Value.

•

The Consenting Holders who own Convertible Notes, including the Reporting Persons, have agreed that their Convertible Notes shall be extinguished for no value, other than for the purchase right set forth immediately below.

•

Such holders of Convertible Notes have agreed to purchase an aggregate of $28 million in new common equity at a 35% discount to the Agreed Equity Value. In addition, each such Convertible Noteholder will receive its applicable share of an aggregate of $30 million in new common equity at the Agreed Equity Value.

•

The newly issued senior secured debt will be secured by a first lien on substantially the same collateral and assets as were subject to liens under the Senior Secured Notes Indenture. It will (i) mature 5 years (or, with the consent of holders of the Senior Secured Notes holding at least a majority of the outstanding Senior Secured Notes and each of the Specified Noteholders, 7 years) from the closing date and (ii) bear interest at a rate of

12% payable in kind for the first three years (or, with certain consent, two years) following the closing date, and thereafter payable in cash. The new senior secured debt will also provide for a mandatory repurchase with 100% of the net proceeds from certain sales, include covenants and events of default substantially similar to those existing under the Senior Secured Notes Indenture, and be redeemable at a price of 103% of the principal amount thereof, plus accrued and unpaid interest, for the first 2 years after issuance, and at par (plus accrued and unpaid interest) thereafter.

•	All existing equity of the Issuer will be extinguished and cancelled for no consideration.

Each of the Transactions is on terms and conditions as set forth in the Transaction Support Agreement and the exhibits thereto. The Transaction Support Agreement contains certain representations, warranties and other agreements by the Issuer and the Consenting Noteholders. The parties’ obligations thereunder are subject to various terms and conditions and termination provisions as set forth therein.

The foregoing description of the Transaction Support Agreement and the Transactions is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Support Agreement (including the exhibits thereto), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b) The percentage of Ordinary Shares beneficially owned by the Reporting Persons is based on (i) 3,531,710 Ordinary Shares reported outstanding as of November 9, 2022 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (after giving effect to the 40:1 reverse stock split effected by the Issuer on November 2, 2022), plus (ii) the Ordinary Shares issuable upon the exercise of the Warrants beneficially owned by such Reporting Person.

The Transaction Support Agreement may result in the Reporting Persons being deemed a “group” with the other Consenting Noteholders. The other Consenting Noteholders may separately report their beneficial ownership of the Ordinary Shares on a Schedules 13D with the SEC and reference is hereby made to any such filings for the beneficial ownership of Ordinary Shares of such other Consenting Noteholders and any changes thereto. The Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned by the other Consenting Noteholders.

Pursuant to the terms of the Warrants, no Reporting Person can exercise any of the Warrants if the Reporting Person, together with any other Person, including, without limitation, the other Consenting Noteholders, with whom the Reporting Person may be deemed to be a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended would beneficially own, after such exercise, more than 9.90% of the outstanding Ordinary Shares.

(c) Schedule B annexed hereto lists all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons.

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Reporting Persons

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 4 and 5 is incorporated herein by reference.

Other than as described in this Item 6 and Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement

Exhibit 99.2:	Transaction Support Agreement (incorporated by reference to Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2022

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations & Investor Services

Columbia Management Investment Advisers, LLC

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations & Investor Services

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

NAME AND POSITION	PRINCIPAL OCCUPATION
Michael G. Clarke – Senior Vice President and Head of Global Operations & Investor Services	Senior Vice President and Head of Global Operations & Investor Services of Columbia Management Investment Advisers, LLC

Scott E. Couto—Director, Executive Vice President and Head of North America	Director, Executive Vice President and Head of North America of Columbia Management Investment Advisers, LLC

Michael E. DeFao—Vice President, Chief Legal Officer and Assistant Secretary	Head of North American and Asia Pacific Legal and of global institutional asset management and distribution at Columbia Threadneedle Investments

Brian M. Engelking—Director, Vice President and Chief Financial Officer	Global lead financial officer for Columbia Threadneedle Investments at Ameriprise Financial

Lee A. Faria—Vice President and Chief Compliance Officer	Vice President and Chief Compliance Officer of Columbia Management Investment Advisers, LLC

Stephen J. Harasimowicz—Senior Vice President and Global Head of Trading	Senior Vice President and Global Head of Trading of Columbia Management Investment Advisers, LLC

Melda Mergen—Managing Director and Global Head of Equities	Managing Director and Global head of equities for Columbia Threadneedle Investments

Gene R. Tannuzzo—Managing Director and Global Head of Fixed Income	Managing Director and Global Head of Fixed Income of Columbia Threadneedle Investments

William F. Truscott—President and Chairman of the Board	Chief Executive Officer—Global Asset Management of Ameriprise Financial and Chairman of the Board and Chief Executive Officer of Columbia Management Investment Distributors

DIRECTORS AND EXECUTIVE OFFICERS OF AMERIPRISE FINANCIAL, INC.

NAME AND POSITION	PRINCIPAL OCCUPATION
James M. Cracchiolo—Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Ameriprise Financial, Inc.

Dianne Neal Blixt—Director	Former Executive Vice President and Chief Financial Officer of Reynolds American Inc.

Amy DiGeso—Director	Former Executive Vice President, Global Human Resources of The Esteé Lauder Companies Inc.

Armando Pimentel, Jr.—Director	Former President and Chief Executive Officer of NextEra Energy Resources

Robert F. Sharpe, Jr.—Director	Former President of Commercial Foods and Chief Administrative Officer, ConAgra Foods, Inc.

Brian T. Shea—Director	Former Vice Chairman and Chief Executive Officer of Investment Services, BNY Mellon

W. Edward Walter III—Director	Global Chief Executive Officer and Director of Urban Land Institute

Christopher J. Williams—Director	Chairman of Siebert Williams and Shank & Co., LLC

Walter S. Berman—Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Ameriprise Financial, Inc.

Gerard P. Smyth—Executive Vice President and Chief Information Officer	Executive Vice President and Chief Information Officer of Ameriprise Financial, Inc.

Joseph E. Sweeney—President, Advice & Wealth Management Products and Service Delivery	President, Advice & Wealth Management Products and Service Delivery Ameriprise Financial, Inc.

William F. Truscott—Chief Executive Officer, Global Asset Management	Chief Executive Officer, Global Asset Management of Ameriprise Financial, Inc.

Heather J. Melloh—Executive Vice President and General Counsel	Executive Vice President and General Counsel of Ameriprise Financial, Inc.

Gumer Alvero—President, Insurance & Annuities	President, Insurance & Annuities of Ameriprise Financial, Inc.

SCHEDULE B

TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

FOR THE ACCOUNT OF	SHARES OF COMMON PURCHASED/(SOLD)	PRICE PER SHARE ($U.S.)	DATE OF PURCHASE/SALE
Client 1	(12,650.00)	0.1537	10/06/2022
Client 2	(4,278.00)	0.1246	10/31/2022
Client 1	(233.00)	1.6478	11/14/2022
Client 3	(792.00)	1.6478	11/14/2022
Client 1	(285.00)	0.8000	11/28/2022
Client 4	(46.00)	0.7719	12/05/2022
Client 1	(328.00)	0.5700	12/08/2022